Filed Pursuant to Rule 424(b)(3)
Registration No: 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 11 DATED OCTOBER 2, 2008

TO THE PROSPECTUS DATED APRIL 24, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2007 relating to our offering of 475,000,000 shares of common stock, as supplemented by supplement no. 7 dated April 18, 2008, supplement no. 8 dated May 23, 2008, supplement no. 9 dated July 31, 2008 and supplement no. 10 dated August 21, 2008. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	information about our third public offering;

•	amendments to our charter approved at our stockholders meeting; and

•	information regarding increased suitability standards for investors in our offerings.

Status of Our Public Offerings

As of September 26, 2008, we had received aggregate gross offering proceeds of approximately $4.5 billion from the sale of approximately 446.9 million shares in our public offerings. After incurring approximately $88.9 million in acquisition fees, approximately $407.9 million in selling commissions and dealer-manager fees, approximately $59.1 million in other organization and offering expenses, and funding common stock redemptions of approximately $187.3 million pursuant to the share redemption program, as of September 26, 2008, we had raised aggregate net offering proceeds available for investment in properties of approximately $3.7 billion, substantially all of which had been invested in real estate properties.

We intend to cease offering shares of common stock in this offering on November 10, 2008 and as of December 1, 2008 this offering will terminate.

Third Public Offering

On July 9, 2007 we filed a registration statement on Form S-11 with the SEC (SEC File no. 333-144414) to register a third public offering of up to 375,000,00 shares of common stock. We subsequently amended this registration statement on August 18, 2008 and on September 22, 2008. Pursuant to the third offering registration statement, as amended, we are offering up to 300,000,000 shares of common stock in a primary offering for $10 per share, with discounts available to certain categories of purchasers. We are also offering up to 75,000,000 shares pursuant to our dividend reinvestment plan at a purchase price equal to the higher of $9.55 per share or 95% of the estimated value of a share of our common stock. The registration statement was declared effective by the SEC on October 1, 2008.

Amendments to Our Charter

At our annual stockholders meeting on July 23, 2008, our stockholders approved proposals to amend our charter as presented in our Proxy Statement filed with the SEC on April 29, 2008. Articles of Amendment have been filed with the Maryland State Department Assessments and Taxation and the amendments took effect on October 1, 2008. Among other changes, the amendments to our charter increase the suitability standards for investors in our offerings, as described below.

Increase in Suitability Standards

As of October 1, 2008, initial and subsequent purchasers of our common stock must have either:

•	a net worth of at least $250,000; or

•	gross annual income of at least $70,000 and a net worth of at least $70,000.

In addition, the following special suitability standards requested by state examiners in connection with the registration of our third public offering will apply to investors in all of our offerings. As of October 1, 2008, we will not sell shares to investors in the states named below unless they meet special suitability standards.

Alabama – Investors must have a liquid net worth of at least 10 times their investment in us and other similar programs and meet one of the above suitability standards.

Iowa, Ohio and Tennessee – Investors must have a net worth of at least 10 times their investment in us and our affiliates and meet one of the above suitability standards.

Kansas—It is recommended by the office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Kentucky, Massachusetts, Michigan and Pennsylvania – Investors must have a liquid net worth of at least 10 times their investment in us and meet one of the above suitability standards.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisers recommending the purchase of shares in this offering must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. See “Plan of Distribution — Suitability Standards” in the prospectus for a detailed discussion of the determinations regarding suitability that we require.

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